EXHIBIT 99.1

Trilogy International Partners Inc. Reports First Quarter 2018 Results

  Solid growth in New Zealand postpaid net additions: Increased 11% versus Q1 2017. Sequential increase in postpaid ending subscribers and reduced churn. Postpaid gross additions grew 38% over the prior year to 23.5 thousand.
  Strong subscriber gains in Bolivia: 54.7 thousand prepaid net additions in the first quarter, representing significant growth.
  Continued LTE adoption in Bolivia: LTE customer base increased 56% over the prior year.
  Net cash provided by operating activities increased by $2.4 million in the first quarter: Over 50% growth when compared to Q1 2017.
  Adjusted EBITDA was impacted by investment in customer acquisition, and timing of advertising production costs in New Zealand, coupled with a decline in prepaid revenues in Bolivia.

BELLEVUE, Wash., May 09, 2018 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc. (“TIP Inc.”) (TSX:TRL), an international wireless and fixed broadband telecommunications operator, today announced its unaudited financial and operating results for the first quarter ended March 31, 2018.

“Both our operating markets are off to a solid start in 2018,” said Brad Horwitz, President and CEO. “We continue to make progress on our objectives to shift our subscriber mix to higher value postpaid subscribers, as well as leverage the significant investments we’ve made in our LTE networks over the last two years by driving data consumption across our consolidated customer base.”

“Our consolidated postpaid net additions increased 18% compared to a year ago, and 78% sequentially. In New Zealand, our postpaid base is 6% larger than a year ago and we have improved churn sequentially. In Bolivia, our subscriber activations were robust for the second quarter in a row as we leveraged our enhanced LTE footprint, which is 45% larger than a year ago. We grew our Bolivian postpaid and prepaid subscriber base by over 55 thousand this quarter, compared to a net loss of over seven thousand a year ago.”

“Our strong growth came with a corresponding increase in activation costs in both markets. As a result, EBITDA was reduced year-on-year. We expect the benefits from expanding our subscriber base to increase our revenue and EBITDA in the quarters ahead.”

Consolidated Financial Highlights

	Three Months Ended March 31
(US dollars in millions unless otherwise noted, unaudited)	2018	2017	% Chg

Total revenues	202.1	190.7	6%

Service revenues	148.3	151.7	(2%)

Net loss(1)	(7.3)	(11.3)	35%

Adjusted EBITDA(2)	32.2	40.1	(20%)
Adjusted EBITDA margin(2)	21.7%	26.5%	(18%)

Notes:
(1)There was no gain or loss from discontinued operations in the periods presented. Thus, Loss from continuing operations presented in prior releases has been replaced with Net loss.
(2)These are Non-GAAP measures and do not have standardized meanings under GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definition and a reconciliation with the most directly comparable GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

Conference Call Information

Call Date: May 10, 2018
Call Time: 7:30 a.m. (PT)

US Toll Free: 1-844-826-3035
Canada Toll Free: 1-855-669-9657
International Toll: 1-412-317-5144

Please ask the operator to be joined into the Trilogy International Partners (TRL) call.

Online info (audio only): http://www.trilogy-international.com/events-and-presentations
Live simulcast (listen only) available during the call. Participants should register on the website approximately 10 minutes prior to the start of the webcast.

A replay of the conference call will be available at approximately 9:00 a.m. (PT) the day of the live call. Replay dial-in access is as follows:

US Toll Free: 1-877-344-7529
Canada Toll Free: 1-855-669-9658
International Toll: 1-412-317-0088
Replay Access Code: 10118865

About Trilogy International Partners Inc. (“TIP Inc.”)

TIP Inc. is the parent of Trilogy International Partners LLC (“Trilogy LLC”), a wireless telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC’s founders have an exceptional track record of successfully buying, building, launching and operating communications businesses in 15 international markets and the United States.

Trilogy LLC, together with its consolidated subsidiaries in New Zealand and Bolivia, is a provider of wireless voice and data communications services including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. Trilogy LLC also provides fixed broadband communications services to residential and enterprise customers in New Zealand.

Trilogy LLC completed a transaction with Alignvest Acquisition Corporation (“AQX”) on February 7, 2017 (the “Arrangement”). For accounting purposes, the Arrangement was treated as a “reverse acquisition” and recapitalization.  Trilogy LLC was considered the accounting acquirer and upon closing AQX was renamed Trilogy International Partners Inc. Accordingly, Trilogy LLC’s historical financial statements as of and for the periods ended prior to the acquisition became the historical financial statements of TIP Inc. prior to the date of the transaction.

Unless otherwise stated, the financial information provided here is for TIP Inc. as of March 31, 2018.

TIP Inc.’s head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. Its common shares trade on the Toronto Stock Exchange under the ticker TRL and its warrants trade on the exchange under the ticker TRL.WT.

For more information, visit www.trilogy-international.com.

Business segments

TIP Inc.’s reportable segments are New Zealand and Bolivia.  Segment information is regularly reported to our Chief Executive Officer (the chief operating decision-maker).  Segments and the nature of their businesses are as follows:

Segment	Principal activities
Bolivia	Wireless telecommunications operations for Bolivian consumers and businesses.
New Zealand	Wireless telecommunications operations for New Zealand consumers and businesses; broadband network connectivity through fiber network assets to support a range of voice, data, and networking for New Zealand consumers, businesses, and governments.

About this earnings release

This earnings release contains information about our business and performance for the three months ended March 31, 2018, as well as forward-looking information about the balance of fiscal year 2018. This discussion should be read together with supplementary information filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The financial information included in this earnings release was prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).   In our discussion, we also use certain Non-GAAP financial measures to evaluate our performance.  See “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” for more information.

All dollar amounts are in United States dollars unless otherwise stated. Amounts for subtotals, totals and percentage changes included in tables in this release may not sum or calculate using the numbers as they appear in the tables due to rounding. Differences between amounts set forth in the following tables and corresponding amounts in TIP Inc.’s Annual Financial Statements and related notes are a result of rounding. Information is current as of May 9, 2018, and was approved by TIP Inc.’s Board of Directors. This earnings release includes forward-looking statements and assumptions.  See “About Forward-Looking Information” for more information.

Additional information relating to TIP Inc., including our financial statements, MD&A and other filings with Canadian securities commissions and the U.S. Securities and Exchange Commission, is available on TIP Inc.’s website (www.trilogy-international.com) in the investor relations section and under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Consolidated Financial Results

	Three Months Ended March 31
(US dollars in millions unless otherwise noted, unaudited)	2018	2017	% Chg

Revenues
New Zealand	141.5	124.1	14%
Bolivia	60.4	66.5	(9%)
Unallocated Corporate & Eliminations	0.2	0.1	188%
Total revenues	202.1	190.7	6%

Total service revenues	148.3	151.7	(2%)

Net loss(1)	(7.3)	(11.3)	35%

Adjusted EBITDA
New Zealand	18.2	22.3	(18%)
Bolivia	17.0	20.7	(18%)
Unallocated Corporate & Eliminations(2)	(3.1)	(2.9)	6%
Adjusted EBITDA(3)	32.2	40.1	(20%)
Adjusted EBITDA margin(3)	21.7%	26.5%	(18%)

Cash provided by operating activities	7.0	4.6	51%

Capital expenditures(4)	17.4	12.9	35%
Capital Intensity	12%	8%	38%
Notes:
(1)There was no gain or loss from discontinued operations in the periods presented. Thus, Loss from continuing operations presented in prior releases has been replaced with Net loss.
(2)Increases in Unallocated Corporate and Eliminations expenses relate to recurring costs associated with public company reporting and compliance, including audit, tax, legal and maintaining internal control processes.
(3)These are Non-GAAP measures and do not have standardized meanings under GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(4)Represents purchases of property and equipment excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements.

Results of Our Business Segments

New Zealand

Financial Results

	Three Months Ended March 31
(US dollars in millions unless otherwise noted, unaudited)	2018	2017	% Chg

Revenues
Wireless service revenues	70.1	70.0	0%
Wireline service revenues	15.2	13.4	13%
Non-subscriber ILD and other revenues	3.2	2.6	21%
Service revenue	88.5	86.0	3%
Equipment sales	53.0	38.1	39%
Total revenues	141.5	124.1	14%

Adjusted EBITDA	18.2	22.3	(18%)
Adjusted EBITDA margin(1)	20.6%	25.9%	(20%)

Capital expenditures(2)	13.1	10.3	27%
Capital Intensity	15%	12%	24%

Subscriber Results

	Three Months Ended March 31
(Thousands unless otherwise noted)	2018	2017	% Chg

Postpaid
Gross additions	23.5	17.0	38%
Net additions	5.1	4.6	11%
Total postpaid subscribers	401.2	376.9	6%
Prepaid
Net additions (losses)(3)	(42.5)	5.2	n.m
Total prepaid subscribers	982.6	1,071.8	(8%)
Total wireless subscribers	1,383.7	1,448.7	(4%)

Wireline
Gross additions	7.0	7.9	(12%)
Net additions	3.2	4.9	(36%)
Total wireline subscribers	71.7	60.6	18%
Total Subscribers	1,455.4	1,509.3	(4%)

Monthly blended wireless ARPU ($, not rounded)	16.66	16.15	3%
Monthly postpaid wireless ARPU ($, not rounded)	36.32	37.34	(3%)
Monthly prepaid wireless ARPU ($, not rounded)	7.98	8.00	(0%)
Blended wireless churn(3)	3.9%	2.8%	39%
Postpaid Churn	1.8%	1.2%	53%

n.m - not meaningful
Notes:
(1)Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service revenues.
(2)Represents purchases of property and equipment excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements.
(3) Includes deactivations of 48 thousand prepaid wireless subscribers relating to the 2G network shutdown. On an adjusted basis, prepaid net additions would have been 6 thousand and blended wireless churn would have been 2.65%.

Revenues

Our total revenues in New Zealand increased $17.4 million, or 14% for the three months ended March 31, 2018, compared to the same period in 2017. This increase was driven primarily by promotional activity which drove higher handset sales volumes and a mix shift to higher priced new handset models. Service revenues increased by $2.5 million, or 3%, primarily as a result of the following:

  Postpaid revenues increased by $1.5 million, or 4%, attributable to a 6% increase in the postpaid subscriber base due to more competitive consumer plans and promotional offers, partially offset by the impact of a decline in postpaid ARPU due primarily to increased value offered for price;
  Prepaid revenues decreased by $1.6 million, or 6%, primarily as a result of enhanced value in service offerings in response to competitive changes; and
  Wireline service revenues increased by $1.8 million, or 13%, due primarily to 18% growth in the wireline customer base, partially offset a 5% reduction of wireline ARPU.

Adjusted EBITDA

Our Adjusted EBITDA in New Zealand decreased 18% for the three months ended March 31, 2018, compared to the three months ended March 31, 2017, primarily resulting from an increase in operating expenses. Adjusted EBITDA changes were primarily the result of the following:

  Sales and marketing increased $4.1 million, or 28%, primarily due to $2.6 million of higher advertising and promotion costs, of which $1.8 million related to production costs associated with a new brand campaign. Additionally, there was $1.4 million of increased commissions driven by subscriber acquisition growth;
  Cost of service increased by $1.4 million, or 5%, primarily due to higher broadband transmission expenses associated with the growth of the broadband business, partially offset by a decrease in national roaming expenses and third party site maintenance costs; and
  General and administrative expense increased $1.1 million, or 6%, driven by an increase in bad debt expense of $1.1 million. Additionally, computer hardware and software maintenance costs associated with the implementation of the business support system in 2017 increased by $0.5 million and customer care costs increased by $0.5 million. These increases were partially offset by the timing of audit and consulting fees.

First quarter results in New Zealand, when compared to the same period of the prior year, were also affected by a 3% strengthening of the New Zealand Dollar as compared to the U.S. Dollar.

Capital Expenditures

The $2.8 million, or 27%, increase in our capital expenditures in the first quarter of 2018, compared to the first quarter of 2017, was the result of the timing of continued investment relating to network expansion and IT system projects. At March 31, 2018, 94% of our New Zealand network was overlaid with LTE and our network covered 97% of New Zealand’s population.

Bolivia

Financial Results

	Three Months Ended March 31
(US dollars in millions unless otherwise noted, unaudited)	2018	2017	% Chg

Revenues
Wireless service revenue	59.1	64.8	(9%)
Non-subscriber ILD and other revenues	0.5	0.8	(32%)
Service revenue	59.6	65.6	(9%)
Equipment sales	0.8	0.9	(18%)
Total revenues	60.4	66.5	(9%)

Adjusted EBITDA	17.0	20.7	(18%)
Adjusted EBITDA margin(1)	28.4%	31.6%	(10%)

Capital expenditures(2)	4.2	2.5	67%
Capital Intensity	7%	4%	84%

Subscriber Results

	Three Months Ended March 31
(Thousands unless otherwise noted)	2018	2017	% Chg

Postpaid
Gross additions	13.4	14.7	(8%)
Net additions	0.9	0.5	88%
Total postpaid subscribers	341.8	345.1	(1%)
Prepaid
Net additions (losses)	54.7	(8.3)	n.m
Total prepaid subscribers	1,853.4	1,800.6	3%
Total Wireless Subscribers(3)	2,255.5	2,209.1	2%

Monthly blended wireless ARPU ($, not rounded)	8.84	9.76	(9%)
Monthly postpaid wireless ARPU ($, not rounded)	21.91	22.75	(4%)
Monthly prepaid wireless ARPU ($, not rounded)	6.04	6.90	(12%)
Blended wireless churn	7.0%	5.7%	22%
Postpaid Churn	1.9%	1.8%	7%
n.m - not meaningful
Notes:
(1)Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service revenues.
(2)Represents purchases of property and equipment excluding capital expenditures acquired through vendor-backed financing and capital lease arrangements.
(3)Includes public telephony and other wireless subscribers of 60 thousand and 63 thousand as of March 31, 2018 and 2017, respectively.

Revenues

Our total revenues in Bolivia for the three months ended March 31, 2018, decreased $6.1 million, or 9%, compared to the same period in 2017, primarily the result of changes in the following:

  Voice revenues declined $3.6 million, or 11%, due to the continued shift from voice to data usage; and
  Data revenues declined $1.8 million, or 6%, primarily due to promotional activity which drove continued customer acquisition and resulted in reduced billable data. Although there was a year over year decline in data revenues, total mobile data consumption increased by 9% during the same period.
    This increase was driven by primarily by continued LTE adoption: 28.0 thousand LTE users added during the quarter, an increase of 56% compared to the same period in 2017. LTE subscribers represented 20% of the customer base at March 31, 2018.

Adjusted EBITDA

Our Adjusted EBITDA in Bolivia decreased 18% in the first quarter compared to the first quarter of 2017, primarily due to a decrease of $6.1 million in total revenues, partially offset by $2.8 million of lower operating expenses. Adjusted EBITDA changes were also impacted by the following:

  Cost of Services decreased by $1.2 million, or 5%, primarily due to reduced interconnection costs as voice traffic has declined offset by an increase in data consumption; and
  Sales and Marketing decreased by $0.7 million, or 7%, due to a reduction in expenses related to changes to our customer loyalty program during the quarter, partially offset by a $0.5 million increase in expenses related to customer acquisition efforts.

Capital Expenditures

Capital expenditures increased $1.7 million, or 67%, in the first quarter compared to the first quarter of 2017, primarily due to the timing of the investment in LTE coverage and network expansion projects. At March 31, 2018, 72% of our network was overlaid with LTE, an increase of 45% of LTE sites from the prior year.

Review of Consolidated Performance

	Three Months Ended March 31
(US dollars in millions unless otherwise noted, unaudited)	2018	2017	% Chg

Consolidated adjusted EBITDA (1)	32.2	40.1	(20%)
Consolidated adjusted EBITDA Margin(1)	21.7%	26.5%	(18%)

(Deduct) add:
Finance costs(2)	(11.1)	(19.0)	(42%)
Change in fair value of warrant liability	2.3	-	n.m
Depreciation, amortization and accretion	(27.9)	(27.2)	2%
Income tax expense	(1.8)	(2.7)	(33%)
Other(3)	(0.9)	(2.5)	(63%)
Net loss(4)	(7.3)	(11.3)	35%
n.m - not meaningful
Notes:
(1)These are Non-GAAP measures and do not have standardized meanings under GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with most directly comparable GAAP measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
(2)Finance costs includes Interest Expense. For a description of these costs by segment, see "Finance Costs" below.
(3)Other includes the following: Equity-based compensation, (Gain) loss on disposal and abandonment of assets, Acquisition and other nonrecurring costs and Other, net.
(4)There was no gain or loss from discontinued operations in the periods presented. Thus, Loss from continuing operations presented in prior releases has been replaced with Net loss.

Earnings per share

	Three Months Ended	Period February 7, 2017
(US dollars in millions except per share data, unaudited)	March 31, 2018	through March 31, 2017(1)

Net loss attributable to Trilogy International
Partners Inc.	($4.5)	($5.9)

Weighted Average Common Shares Outstanding:
Basic	52,270,844	42,501,813
Diluted	81,852,741	42,501,813

Loss Per Share:
Basic	($0.09)	($0.14)
Diluted	($0.09)	($0.14)

(1)Represents partial period results due to the timing of the closing of the arrangement with Alignvest.

Finance costs

	Three Months Ended March 31
(US dollars in millions, unaudited)	2018	2017	% Chg

Interest on borrowings, net of capitalized interest
New Zealand	2.7	2.6	3%
Bolivia	0.3	0.2	56%
Corporate	8.1	16.2	(50%)
Total Interest on borrowings	11.1	19.0	(42%)
Total finance costs	11.1	19.0	(42%)

Interest expense

Interest expense decreased $7.9 million for the three months ended March 31, 2018, compared to the same period in 2017, primarily due to the refinancing and repayment of the 13.375% Trilogy LLC senior secured notes due 2019 (the “Trilogy 2019 Notes”) in the aggregate principal amount of $450 million. In May 2017, Trilogy LLC issued its 8.875% senior secured notes due 2022 in the aggregate principal amount of $350 million and used the proceeds thereof, together with cash on hand, to repay the Trilogy 2019 Notes. This refinancing and repayment had the effect of reducing annualized interest costs from approximately $60 million to approximately $31 million.

Change in fair value of warrant liability

As of February 7, 2017, TIP Inc.’s issued and outstanding warrants were reclassified from equity to liability, as the warrants are written options that are not indexed to the TIP Inc. Common Shares. The warrant liability is marked-to-market each reporting period with the changes in fair value recorded as a gain or loss in the Consolidated Statement of Operations. The change in fair value of the warrant liability due to changes in the trading price of warrants resulted in a non-cash gain of $2.3 million for the three months March 31, 2018, compared to the same period in 2017.

Depreciation, amortization and accretion

	Three Months Ended March 31
(US dollars in millions, unaudited)	2018	2017	% Chg

New Zealand	16.5	15.6	6%
Bolivia	11.3	11.6	(3%)
Corporate	0.1	0.0	505%
Total depreciation, amortization and accretion	27.9	27.2	2%

Depreciation, amortization and accretion increased by $0.7 million, or 2%, for the three months ended March 31, 2018, compared to the same period in 2017, due to the depreciation of the business support system placed into service in New Zealand in February 2017.

Income tax expense

Income tax expense decreased by $0.9 million for the three months ended March 31, 2018, compared to the same period in 2017, due to lower pre-tax earnings in Bolivia.

Managing our Liquidity and Financial Resources

As of March 31, 2018, the Company had approximately $55.2 million in cash and cash equivalents of which $3.2 million was held by 2degrees, $32.0 million was held by NuevaTel, and $20.1 million was held primarily at headquarters. The Company also had approximately $7.5 million in short-term investments at corporate headquarters and $1.4 million of available capacity under the line of credit facility in New Zealand as of March 31, 2018. Cash and cash equivalents increased $8.1 million since December 31, 2017. For the three months ended March 31, 2018, cash inflows were primarily provided by the maturities and sales of short-term investments.

Operating, investing and financing activities

	Three Months Ended March 31
(US dollars in millions)	2018	2017	% Chg

Net cash provided by (used in):
Operating activities	7.0	4.6	51%
Investing Activities	(1.0)	(12.0)	92%
Financing Activities	2.1	173.1	(99%)
Net increase in cash and cash equivalents	8.1	165.7	(95%)

Operating activities

Cash flow provided by operating activities increased by $2.4 million for the three months ended March 31, 2018 compared to the same period in 2017. This change was mainly due to favorable changes in certain working capital accounts, including a decrease in cash used to settle accounts payable due to timing and decreased inventory purchases, partially offset by a decline in cash received relating to the Equipment Installment Plan.

Investing activities

Cash flow used in investing activities decreased by $11.1 million for the three months ended March 31, 2018 compared to the same period in 2017, primarily due to the maturities and sales of available-for-sale investments. These changes were partially offset by an increase in capital expenditures in Bolivia and New Zealand as network expansion and LTE buildout were more significant during the three months ended March 31, 2018.

Financing activities

Cash flow provided by financing activities decreased by $171.0 million for the three months ended March 31, 2018 compared to the same period in 2017. This decrease is primarily due to the proceeds from the equity issuance that occurred on February 7, 2017, partially offset by the repurchase of $18.2 million of the Trilogy 2019 Notes in 2017.

Non-GAAP Measures and Other Financial Measures; Basis of Presentation

In managing our business and assessing our financial performance, we supplement the information provided by the financial statements presented in accordance with GAAP with several customer-focused performance metrics and non-GAAP financial measures which are utilized by our management to evaluate our performance.  Although we believe these measures are widely used in the wireless industry, some may not be defined by us in precisely the same way as by other companies in the wireless industry, so there may not be reliable ways to compare us to other companies. Adjusted EBITDA represents Net loss (the most directly comparable GAAP measure) excluding amounts for: income tax expense; interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); (gain) loss on disposal and abandonment of assets; and all other non-operating income and expenses.  Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service Revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. We believe Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow us to evaluate our performance by removing from our operating results items that do not relate to our core operating performance. Adjusted EBITDA and Adjusted EBITDA Margin are not measures of financial performance under GAAP and should not be considered in isolation or as a substitute for Net loss, the most directly comparable GAAP financial measure. Adjusted EBITDA and Adjusted EBITDA Margin are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Reconciliation of Adjusted EBITDA and EBITDA Margin

	Three Months Ended March 31
(US dollars in millions, unaudited)	2018	2017	% Chg

Net loss(1)	(7.3)	(11.3)	35%

Add:
Interest expense	11.1	19.0	(42%)
Depreciation, amortization and accretion	27.9	27.2	2%
Change in fair value of warrant liability	(2.3)	-	n.m
Income tax expense	1.8	2.7	(33%)
Other, net	(1.6)	0.8	(304%)
Equity-based compensation	1.7	0.5	206%
(Gain) loss on disposal and abandonment of assets	(0.1)	0.1	n.m
Acquisition and other nonrecurring costs(2)	0.9	1.1	(13%)
Consolidated Adjusted EBITDA(3)	32.2	40.1	(20%)
Consolidated Adjusted EBITDA Margin	21.7%	26.5%	(18%)
n.m - not meaningful
Notes:
(1)There was no gain or loss from discontinued operations in the periods presented. Thus, Loss from continuing operations presented in prior releases has been replaced with Net loss.
(2)Includes costs related to the Company’s initial compliance and preparation expenses incurred in connection with the Arrangement and becoming a publically traded entity, as well as costs related to the implementation of the new revenue recognition standard of approximately $0.5 million in 2018 and other nonrecurring costs.
(3)In July 2013, Trilogy LLC sold to Salamanca Holding Company, a Delaware limited liability company, 80% of its interest in its wholly owned subsidiary Salamanca Solutions International LLC (“SSI”). Although Trilogy LLC holds a 20% equity interest in SSI, due to the fact that NuevaTel is SSI’s primary customer, Trilogy LLC is considered SSI’s primary beneficiary, and as such, the Company consolidates 100% of SSI’s net losses. The impact on the Company's consolidated results of the 80% Trilogy LLC does not own was an increase to Adjusted EBITDA of $0.05 million and $0.2 million for the three months ended March 31, 2018 and 2017, respectively.

Other Information

Consolidated financial results – quarterly summary

TIP Inc.’s operating results may vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of TIP Inc.’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net income (loss) from quarter to quarter can result from events that are unique or that occur irregularly, such as losses or gains on the refinance of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, impairment of assets, and changes in income taxes.

The following table shows selected quarterly financial information prepared in accordance with GAAP.

(US dollars in millions unless otherwise noted, unaudited)	2018	2017				2016
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Service revenues	148.3	143.0	152.5	150.8	151.7	154.1	150.3	143.0
Equipment sales	53.8	58.9	38.8	42.1	39.0	58.8	41.2	40.2
Total revenues	202.1	201.9	191.3	192.9	190.7	213.0	191.5	183.2
Operating expenses	(200.4)	(198.8)	(184.1)	(182.3)	(179.5)	(197.4)	(179.8)	(175.1)
Operating income	1.8	3.1	7.2	10.6	11.2	15.5	11.7	8.0
Interest expense	(11.1)	(11.1)	(11.2)	(18.5)	(19.0)	(18.3)	(18.4)	(17.0)
Change in fair value of warrant liability	2.3	5.6	(0.0)	3.5	-	-	-	-
Debt modification and extinguishment costs	-	-	-	(6.7)	-	-	-	(3.8)
Other, net	1.6	1.0	0.9	2.2	(0.8)	2.8	(2.0)	0.9
(Loss) income before income taxes	(5.5)	(1.3)	(3.0)	(8.9)	(8.6)	0.1	(8.7)	(11.9)
Income tax expense	(1.8)	(1.0)	(2.6)	(1.8)	(2.7)	(0.1)	(3.0)	(2.5)
Net loss(1)	(7.3)	(2.4)	(5.6)	(10.8)	(11.3)	(0.0)	(11.8)	(14.3)
Net loss attributable to noncontrolling interests and prior controlling interest	2.8	2.6	1.4	5.2	5.4	0.0	11.8	14.3
Net (loss) income attributable to TIP Inc.	(4.5)	0.3	(4.1)	(5.5)	(5.9)	-	-	-
Net (loss) income attributable to TIP Inc.
per share:(2)
Basic	(0.09)	0.01	(0.10)	(0.13)	(0.14)
Diluted	(0.09)	(0.03)	(0.10)	(0.16)	(0.14)
(1)There was no gain or loss from discontinued operations in the periods presented. Thus, Loss from continuing operations presented in prior releases has been replaced with Net loss.
(2)Earnings per share amounts have not been presented for any period prior to the consummation of the Arrangement, as the total net income (loss) of Trilogy LLC prior to February 7, 2017 was attributable to noncontrolling interests or prior controlling interest.

Supplementary Information

Consolidated Statements of Operations

	Three Months Ended March 31
(US dollars in millions, unaudited)	2018	2017

Revenues
Wireless service revenues	129.2	134.8
Wireline service revenues	15.2	13.4
Equipment sales	53.8	39.0
Non-subscriber international long distance and other revenues	3.9	3.5
Total revenues	202.1	190.7

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	54.8	54.5
Cost of equipment sales	58.0	43.2
Sales and marketing	27.5	24.1
General and administrative	32.2	30.3
Depreciation, amortization and accretion	27.9	27.2
(Gain) loss on disposal and abandonment of assets	(0.1)	0.1
Total operating expenses	200.4	179.5
Operating income	1.8	11.2

Other (expenses) income
Interest expense	(11.1)	(19.0)
Change in fair value of warrant liability	2.3	-
Other, net	1.6	(0.8)
Total other expenses, net	(7.2)	(19.8)
Loss before income taxes	(5.5)	(8.6)
Income tax expense	(1.8)	(2.7)
Net loss	(7.3)	(11.3)
Less: Net loss attributable to noncontrolling interest and prior controlling interest	2.8	5.4
Net loss attributable to Trilogy International Partners Inc.	(4.5)	(5.9)

Comprehensive (loss) income
Net loss	(7.3)	(11.3)
Foreign currency translation adjustments	2.4	1.7
Net gain on derivatives and short-term investments	0.0	0.1
Other comprehensive income	2.4	1.8
Comprehensive loss	(4.9)	(9.5)
Comprehensive loss attributable to noncontrolling interests and prior controlling interest	1.6	1.8
Comprehensive loss attributable to Trilogy International Partners Inc.	(3.3)	(7.7)

Consolidated Balance Sheets

	March 31,	December 31,
(US dollars in millions, unaudited)	2018	2017

ASSETS
Current assets:
Cash and cash equivalents	55.2	47.1
Short-term investments	7.5	24.2
Accounts receivable, net	74.5	75.0
Equipment Installment Plan ("EIP") receivables, net	18.8	17.2
Inventory	20.0	21.4
Prepaid expenses and other current assets	25.6	15.8
Total current assets	201.5	200.7

Property and equipment, net	413.7	415.6
License costs and other intangible assets, net	97.4	100.3
Goodwill	9.7	9.5
Long-term equipment installment plan receivables	16.7	14.8
Other assets	24.3	20.1
Total assets	763.3	761.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	31.9	33.6
Construction accounts payable	24.6	26.3
Current portion of debt	23.9	10.7
Customer deposits and unearned revenue	21.6	20.8
Other current liabilities and accrued expenses	129.5	128.9
Total current liabilities	231.5	220.2

Long-term debt	490.3	496.5
Deferred income taxes	3.5	3.3
Other non-current liabilities	35.1	34.8
Total liabilities	760.4	754.8

Commitments and contingencies

Total shareholders’ equity	3.0	6.2

Total liabilities and shareholders’ equity	763.3	761.0

Consolidated Statements of Cash Flows

	Three Months Ended March 31
(US dollars in millions, unaudited)	2018	2017

Operating activities:
Net loss	(7.3)	(11.3)
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision for doubtful accounts	4.0	2.8
Depreciation, amortization and accretion	27.9	27.2
Equity-based compensation	1.7	0.5
(Gain) Loss on disposal and abandonment of assets	(0.1)	0.1
Non-cash interest expense, net	0.8	1.3
Settlement of cash flow hedges	(0.4)	(0.6)
Change in fair value of warrant liability	(2.3)	-
Non-cash loss from change in fair value on cash flow hedges	0.3	0.7
Unrealized (gain) loss on foreign exchange transactions	(0.7)	1.2
Deferred income taxes	0.1	0.7
Changes in operating assets and liabilities:
Accounts receivable	(2.5)	1.8
EIP receivables	(3.2)	6.9
Inventory	1.7	(3.9)
Prepaid expenses and other current assets	(9.6)	(8.5)
Other assets	(4.1)	(4.6)
Accounts payable	(1.5)	(13.1)
Other current liabilities and accrued expenses	1.6	5.0
Customer deposits and unearned revenue	0.6	(1.7)
Net cash provided by operating activities	7.0	4.6

Investing activities:
Purchase of property and equipment	(17.4)	(12.9)
Maturities and sales of short-term investments	16.7	-
Other, net	(0.3)	0.8
Net cash used in investing activities	(1.0)	(12.0)

Financing activities:
Proceeds from debt	50.4	34.5
Payment of debt	(47.3)	(56.2)
Debt modification costs	(1.1)	-
Capital contributions from equity holders	-	1.4
Proceeds from equity issuance, net of issuance costs	-	199.3
Payment of financed license obligations	-	(4.4)
Purchase of shares from noncontrolling interest	-	(1.4)
Net cash provided by financing activities	2.1	173.1

Net increase in cash and cash equivalents	8.1	165.7
Cash and cash equivalents, beginning of period	47.1	21.2
Effect of exchange rate changes	-	0.4
Cash and cash equivalents, end of period	55.2	187.3

About Forward-Looking Information

Forward-looking information and statements

This presentation contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America.  Forward-looking information and forward–looking statements may relate to our future outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this presentation are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: general economic and industry growth rates; currency exchange rates and interest rates; product pricing levels and competitive intensity; income tax; subscriber growth; pricing, usage, and churn rates; changes in government regulation; technology deployment; availability of devices; timing of new product launches; content and equipment costs; vendor and supplier performance; the integration of acquisitions; industry structure and stability; and data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties, are those that relate to Trilogy LLC’s and TIP Inc.’s history of losses; TIP Inc.’s and Trilogy LLC’s status as holding companies; TIP Inc.’s significant level of indebtedness and the refinancing, default and other risks, as well as limits, restrictive covenants and restrictions resulting therefrom; TIP Inc.’s or Trilogy LLC’s ability to incur additional debt despite its indebtedness level; TIP Inc.’s or Trilogy LLC’s ability to refinance its indebtedness; the risk that TIP Inc.’s or Trilogy LLC’s credit ratings could be downgraded; TIP Inc. having insufficient financial resources to achieve its objectives; risks associated with any potential acquisition, investment or merger; the significant political, social, economic and legal risks of operating in Bolivia; TIP Inc.’s operations being in markets with substantial tax risks and inadequate protection of shareholder rights; the need for spectrum access; the regulated nature of the industry in which TIP Inc. participates; the use of “conflict minerals” and the effect thereof on availability of certain products, including handsets; anti-corruption compliance; intense competition; lack of control over network termination, roaming and international long distance revenues; rapid technological change and associated costs; reliance on equipment suppliers; subscriber “churn” risks, including those associated with prepaid accounts; the need to maintain distributor relationships; TIP Inc.’s future growth being dependent on innovation and development of new products; security threats and other material disruptions to TIP Inc.’s wireless networks; the ability of TIP Inc. to protect subscriber information and cybersecurity risks generally; health risks associated with handsets; litigation, including class actions and regulatory matters; fraud, including device financing, customer credit card, subscription and dealer fraud; reliance on limited management resources; risks associated with the minority shareholders of TIP Inc.’s subsidiaries; general economic risks; natural disasters including earthquakes; foreign exchange and interest rate changes; currency controls; interest rate risk; TIP Inc.’s ability to utilize carried forward tax losses; risks that TIP Inc. may not pay dividends; tax related risks; TIP Inc.’s dependence on Trilogy LLC to pay taxes and other expenses; Trilogy LLC may be required to make distributions to TIP Inc. and the other owners of Trilogy LLC; differing interests among TIP Inc’s. and Trilogy LLC’s equity owners in certain circumstances; volatility of TIP Inc.’s common shares price; dilution of TIP Inc.’s common shares; market coverage; TIP Inc.’s internal controls over financial reporting; new laws and regulations; and risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this presentation, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this presentation.  Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this presentation represent our expectations as of the date of this presentation or the date indicated, regardless of the time of delivery of the presentation. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investment Relations Contacts
Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development

Erik Mickels
425-458-5900
Erik.Mickels@trilogy-international.com
Chief Financial Officer

Media Contact
Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development